Two Roads Shared Trust

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

January 1 1 , 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Two Roads Shared Trust

(File No. 812-15417)

Ladies and Gentlemen:

We are writing on behalf of the Two Roads Shared Trust (the “Trust”) and Hypatia Capital Management LLC (the “Adviser” and, together with the Trust, the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “ 1940 Act”) , from certain provisions of Section 15(a) of the 1940 Act and certain disclosure requirements under various rules and forms (the “Application”) .

The Application was originally filed with the Securities and Exchange Commission on December 23, 2022 and the amended Application was filed on December 23, 2022.

The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

Questions and comments concerning the enclosed materials may be directed to me at (631) 470-2603.

Sincerely,

/s/ James Colantino
James Colantino
President of the Trust